Exhibit 99.2

Q3 2017

Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three and Nine Months Ended March 31, 2017 ("Q3 2017") and March 31, 2016 ("Q3 2016")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of May 9, 2017, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2017 and 2016, as well as the Company's latest annual MD&A ("2016 Annual MD&A") and audited financial statements for the years ended June 30, 2016 and 2015. The unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. The Company's public filings and additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements under the “Outlook” section and statements with respect to:

•	the business strategies and strategic priorities of the Company;
•	management’s annual financial targets and the future financial and operating performance of the Company and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of the Company;
•	the markets and industries, including competitive conditions, in which the Company operates;
•	the Company’s production pipeline;
•	the rebranding of the television channels of the Company;
•	capital expenditures in connection with its construction of its new leased studio in Vancouver;
•	the Company’s live tours business;
•	the financial impact of its long-term agreement with Mattel, Inc.; and
•	the expected impacts of the adoption of the amendment to IAS 38.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

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A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2016 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A and in the 2016 Annual MD&A.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of kids and family television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX WildBrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures Inc. (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014; and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and consumer product revenues.

DHX’s content library includes more than 12,500 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Super WHY!, Degrassi, Make It Pop, and Slugterra. With the acquisition of DHX Television, the Company added broadcasting by acquiring the Family Channel ("Family Channel"), including its multiplex feed known as Family Jr ("Family Jr"), the French-language Category B specialty television channel known as Télémagino ("Télémagino"), and the English-language Category B specialty television channel known as Family CHRGD ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and has successfully completed its 24th season. DHX has a global footprint and has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution and WildBrain) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of the Family Channel Business, 4) consumer products (formerly M&L-owned) for owned brands and music and royalties (including, among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), 5) consumer products represented (formerly M&L-represented) through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues, which includes new media and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of broadcast territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production budget of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses or digital revenues and in consumer products if it relates to royalties, consumer products, live tours, and other revenues. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Proprietary Content Revenue

The Company's Proprietary Content Revenue is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of revenues and gross margins.

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Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of broadcast territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary titles and third party produced titles with distribution rights, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube, Amazon, and home entertainment) for specified periods of time. Revenues from WildBrain, the Company's Multi-Platform Kids' Network, are included as a sub-category of distribution revenue.

Consumer Products-Owned (formerly M&L-Owned)

Consumer products for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, live tour revenues, and other royalties. Consumer products revenues for owned brands include non-refundable minimum guarantees associated with consumer products deals, a portion of which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. DHX Television derives revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family Channel is now approved to generate advertising revenues; however, the majority of DHX Television's revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites and apps designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Presently, subscriber revenues typically account for greater than 90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows, feature films, direct to digital movies, and movies of the week for third parties, as well as production revenues related to the Company's strategic pacts with Mattel.

Consumer Products-Represented

Consumer products-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on consumer products from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on interactive games and apps, including mobile smartphones and tablets, and other revenue.

Adoption of Amendment to International Accounting Standard 38 (“IAS 38”)

As noted in DHX Media’s audited consolidated financial statements for the years ended June 30, 2016 and 2015 and effective July 1, 2016, the Company adopted an amendment to IAS 38 which deals with intangible assets. On a prospective basis, the Company has adopted a declining balance approach to expensing its investment in film & television programs and acquired & library content, replacing the film forecast method.

Amongst other potential impacts, the Company expects the adoption of the amendment to IAS 38 to increase the predictability of the expensing of both its investment in film & television programs and acquired & library content assets, while also increasing the fluctuations in percentage gross margins from period to period.  The Company does not expect the adoption of the amendment to IAS 38 to have any material impacts on the operations of the business. The details of Company's accounting policies resulting from the adoption of the amendment to IAS 38 can be found in note 3 to the Company's unaudited interim condensed consolidated financial statements for the period ended March 31, 2017.

The analysis herein, reflects the impact of the adoption of the amendment to IAS 38.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three and nine months ended March 31, 2017 and 2016 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2017 and 2016, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	78,347	84,095	211,065	229,485
Direct production costs and expense of film and television produced	(36,153)	(33,388)	(95,669)	(96,589)
Expense of book value of acquired libraries	—	(195)	—	(3,540)
Gross margin1 & 2	42,194	50,512	115,396	129,356
Selling, general, and administrative	(18,820)	(19,304)	(56,103)	(54,925)
Write-down of certain investment in film and television programs	(1,081)	(450)	(1,528)	(950)
Amortization, finance and other expenses, net[1]	(11,829)	(19,783)	(37,508)	(38,672)
Recovery of (provision for) income taxes	(2,913)	(756)	(5,579)	(5,395)
Net income	7,551	10,219	14,678	29,414

Cumulative translation adjustment	(6,401)	(3,323)	(5,447)	(9,348)
Comprehensive income (loss)	1,150	6,896	9,231	20,066
Basic earnings per common share	0.06	0.08	0.11	0.24
Diluted earnings per common share	0.06	0.08	0.11	0.23
Weighted average common shares outstanding (expressed in thousands)
Basic	134,162	125,218	134,004	124,644
Diluted	135,090	126,218	134,938	126,361

Adjusted net income2 & 3	8,597	11,384	16,754	32,299
Basic adjusted earnings per common share2 & 3	0.06	0.09	0.13	0.26
Diluted adjusted earnings per common share2 & 3	0.06	0.09	0.12	0.26

	As at March 31, 2017	As at June 30, 2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	49,903	80,446
Investment in film and television programs	168,860	239,752
Acquired and library content	84,649	—
Total assets	909,669	901,183
Total liabilities	564,815	564,348
Shareholders' equity	344,854	336,835

1For the three and nine months ended March 31, 2017, direct production costs and expense of film and television produced in the table above excludes the amortization of acquired and library content of $2,355 and $8,182, respectively. For the three and nine months ended March 31, 2016, direct production costs and expense of investment in film and television programs produced in the table above excludes $195 and $3,540 for the amortization recorded on the purchase price allocation bump to investment in film. Both items are included in Amortization, finance and other expenses, net. As a result of the adoption of the amendment to IAS 38 in Q1 2017, the Company's definition of Gross Margin has changed on a prospective basis, please see "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for three and nine months ended March 31, 2017 of $8,597 and $16,754, respectively (March 31, 2016-$11,384 and $32,299, respectively) by basic weighted average common shares outstanding of 134,162 and 134,004, respectively (March 31, 2016-125,218 and 124,644, respectively). Diluted adjusted earnings per common share is computed by dividing adjusted net income for three and nine months ended March 31, 2017 of $8,597 and $16,754, respectively (March 31, 2016-$11,384 and $32,299) by diluted weighted average common shares outstanding of 135,090 and 134,938, respectively (March 31, 2016-126,218 and 126,361).

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Results for the nine months ended March 31, 2017 (“Nine Months 2017”) compared to the nine months ended March 31, 2016 (“Nine Months 2016”)

Revenues

Revenues for Nine Months 2017 were $211.07 million, down 8% from $229.50 million for Nine Months 2016. The decrease for Nine Months 2017 was due to a reduction in proprietary production revenues, accounting for 33% of the decrease, a reduction in consumer products-represented revenues, accounting for 31% of the decrease, a decrease in producer and service fee revenues, accounting for 13% of the decrease, a decrease in DHX Television revenues, accounting for 48% of the decrease, a decrease in consumer products-owned revenues, representing 6% of the decrease, and a decrease in new media revenues, accounting for 7% of the decrease, offset by higher distribution revenues, representing 38% of the offset. Comparatively, Nine Months 2017 and Nine Months 2016 include the same assets in terms of prior acquisitions; accordingly, all revenue fluctuations are organic in nature. A detailed review of each source of revenue is included below.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenue for Nine Months 2017 was down 1% to $113.69 million from $115.08 million for Nine Months 2016. Management is pleased that its strategic priority of investing in content is continuing to materialize.

Proprietary production revenues: Proprietary production revenues for Nine Months 2017 were $30.85 million, a decrease of 16% compared to $36.92 million for Nine Months 2016. For Nine Months 2017, the Company added 140.0 proprietary half-hours to the library, down 21% from 178.0 half-hours for Nine Months 2016, but on pace to achieve Management's stated goal of adding 150-225 proprietary half-hours annually to the library. For the Nine Months 2017, the Company added 68.0 half-hours of third party produced titles with distribution rights (Nine Months 2016-120.0 half-hours). Third party produced titles with distribution rights are largely a result of the operational synergies associated with owning DHX Television. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Nine Months 2017 and Nine Months 2016 was as follows:

		Nine Months 2017		Nine Months 2016
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Airmageddon	I		—		11
Chuck's Choice	I		17		—
Cloudy With a Chance of Meatballs: The Series	I		12		—
The Deep	I		—		18
Degrassi	XV		—		20
Degrassi	XVI		20		—
Hank Zipzer's Christmas Catastrophe	Movie		3		—
Hank Zipzer	III		—		13
Inspector Gadget	II		13		—
Kate & Mim-Mim	II		11		5
Make It Pop	Special		2		—
Make It Pop	II		—		21
The Other Kingdom	I		—		13
Slugterra	III		—		11
Slugterra	IV		—		1
Space Ranger Roger	I		10		—
Supernoobs	I		—		26
Teletubbies	I		15		15
Teletubbies	II		15		—
Subtotals		$26.26	118	$32.30	154

Third Party Produced Titles with Distribution Rights
Backstage			15		16
Fangbone			12		9
Gaming Show			—		21
Ghost Patrol			2		—
Kuu Kuu Harajuku			11		12
Messy Goes to Okido			—		22
Rainbow Ruby			12		12
Super Why!			—		14
Topsy & Tim			—		2
Twirlywoos			—		10
We are Savvy			16		—
Subtotals		$0.00	68	$0.00	118

Total Children's and Family		$26.26	186	$32.30	272

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIII		—		24
This Hour Has 22 Minutes	XXIV		22		—
Subtotals		$4.59	22	$4.62	24

Third Party Produced Titles with Distribution Rights
Body Buds			—		1
Disorderly			—		1
		$0.00	—	$0.00	2

Total Comedy		$4.59	22	$4.62	26

Total Proprietary		$30.85	140	$36.92	178
Total Third Party Produced Titles with Distribution Rights		—	68	—	120
		$30.85	208	$36.92	298

Distribution and WildBrain revenues: Management is pleased to report that for Nine Months 2017, total distribution revenues were up 12% to $63.54 million, from $56.54 million for Nine Months 2016, driven by strong growth in WildBrain. The gross revenue from WildBrain for Nine Months 2017 was $23.74 million, up 86% versus Nine Months 2016 of $12.78 million, with the explosive growth in WildBrain being driven by strong monetization of DHX's proprietary library as well as an increasing contribution from third party content. For Nine Months 2017, the Company closed significant deals, among others previously announced, as follows: ITV, Lagardere Thematiques, Netflix, Turner Broadcasting Corporation, AMC Networks, iQiyi, Huashi, Shomax BV, Super RTL, and VMe TV.

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Consumer products-owned revenues (including music and royalties): For Nine Months 2017, consumer products-owned revenues decreased 5% to $18.47 million (Nine Months 2016-$19.49 million). For Nine Months 2017, the Company recognized revenues of $4.54 million associated with the combination of the 2016 Big Ticket Concert tour and the international portion of The Next Step Wild Rhythm Tour, versus $3.65 million in Nine Months 2016 for 2015 Big Ticket Concert tour. Excluding the live tour revenues, consumer products-owned revenues for Nine Months 2017 decreased $1.91 million or 12% from Nine Months 2016 based generally on timing related to non-refundable minimum guarantees associated with Teletubbies and In The Night Garden. Management is encouraged and optimistic based on early feedback from the results for the UK launch of Teletubbies. The Company's planned launch of the Teletubbies toys into the US and other markets has commenced and is progressing; however, some of the revenue expectations have been pushed into Q4 2017 and Fiscal 2018.

Producer and service fee revenues: For Nine Months 2017, the Company earned $37.47 million for producer and service fee revenues, a decrease of 6% versus the $39.84 million for Nine Months 2016. Management expects progress on a number of key service projects to continue to accelerate in Q4 2017. Included in producer and service fee revenues for the Nine Months 2017 is $6.56 million in production revenue related to the Company's strategic pact with Mattel, related mainly to production of Bob the Builder® and Little People®.

New media and rental revenues: For Nine Months 2017, new media revenues decreased 61% to $0.83 million (Nine Months 2016-$2.13 million), derived primarily from games and apps.

Television revenues: For Nine Months 2017, television revenues were $44.47 million compared to $53.33 million for Nine Months 2016, a decrease of 17%. The decline in the subscriber revenues has been driven by the negotiated lower rates resulting from the Company's strategic decision to focus the TV programming slate on our own proprietary content and has been well within expectations. The decline was further driven by a 39% decrease in advertising and promotion revenue. The decrease in advertising and promotion is expected to improve as DHX Television recently received approval from the Canadian Radio Television and Telecommunications Commission ("CRTC") to allow broadcast advertising on its pay television Family Channel. Approximately 91% or $40.49 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 9% or $3.99 million of DHX Television revenues.

Consumer products-represented revenues: For Nine Months 2017, consumer products-represented revenue was $15.43 million, down 27%, as expected, compared to the Nine Months 2016 revenues of $21.25 million, due to a very tough comparative for Nine Months 2016, which was driven by a strong portfolio of represented brands including Despicable Me and Minions, Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. Management expects to continue to build on its strong portfolio of represented brands and has recently added the BBC and Hatchimals in certain territories.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. Overall, Management expects the adoption of the amendments to IAS 38 to have a positive impact on overall gross margins. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and new media & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Nine Months 2017 was $115.40 million, a decrease in absolute dollars of $13.96 million or 11% compared to $129.36 million for Nine Months 2016. The overall gross margin for Nine Months 2017 at 55% of revenue was well within Management's previously reported expectations. At 54%, the proprietary content gross margin was well within Management's expectations, impacted by higher than expected WildBrain revenues and lower than expected live tour gross margins. At 29%, gross margins for producer and service fees were below the low end of Management's expectations as the producer and service fee revenues earned pursuant to the Company's strategic pact with Mattel have had a lower than originally expected gross margin. Gross margins for DHX Television, at 61%, were well within Management's expectations, impacted by both lower external content costs and lower revenues. Gross margin for Nine Months 2017 was calculated as revenues of $211.07 million, less direct production costs and expense of investment in film & television programs of $95.67 million and $nil expense of book value of acquired libraries, (Nine Months 2016-$229.49 million less $96.59 million and less $3.54 million, respectively).

For Nine Months 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: proprietary content business has a gross margin of $61.67 million or 54%, net producer and service fee revenue margin of $11.01 million or 29%, television margin was $27.30 million or 61%, and consumer products-represented revenue margin was $15.43 million or 100%.

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Operating Expenses (Income)

SG&A

SG&A costs for Nine Months 2017 were up 2% at $56.10 million compared to $54.93 million for Nine Months 2016. The increase in SG&A costs in Nine Months 2017 is largely attributable to Management's decision to continue to ramp up WildBrain, the Company's Multi-Platform Kids' Network, as resources have been added to drive growth. SG&A also includes $4.37 million in non-cash share-based compensation, down 2% (Nine Months 2016-$4.44 million). When adjusted, cash SG&A at $51.73 million, up 2% (Nine Months 2016-$50.49 million) was within Management's previously reported expectations.

Amortization and Expense of Acquired Libraries

For Nine Months 2017, amortization was up 6% to $20.69 million (Nine Months 2016-$19.53 million). For Nine Months 2017, amortization of P&E was $4.13 million compared with $3.26 million for Nine Months 2016. For Nine Months 2017, amortization of intangible assets was up 14% to $8.37 million primarily due to the amortization of the intangible assets arising from the Company's strategic pacts with Mattel (Nine Months 2016-$7.35 million). For Nine Months 2017, amortization includes amortization of acquired and library content of $8.18 million which is a direct result of the adoption of the amendment to IAS 38, effective July 1, 2016 on a prospective basis. For Nine Months 2016, amortization included a portion of the expense of acquired library of $8.92 million. Both the amortization of acquired and library content for Nine Months 2017 of $8.18 million and the expense of acquired libraries for Nine Months 2016 of $8.92 million are excluded from the calculation of Adjusted EBITDA as they relate to a combination of acquired and library titles which have minimal ongoing cash costs associated with selling, and are viewed as long-term assets.

Development Expenses and Other Charges and Tangible Benefit Obligation

During Nine Months 2017, there was $2.78 million for development expenses and other charges (Nine Months 2016-$4.12 million), which was made up of $1.00 million in severance and other integration costs, $1.12 million for normal course development and costs related to acquisitions not completed, and $0.66 million related to the previously disclosed rebranding of DHX Television channels (Nine Months 2016-$0.77 million, $nil, and $3.35 million, respectively).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Nine Months 2017, there was $1.53 million recorded for write-down of certain investments in film and television programs and acquired and library content (Nine Months 2016-$0.95 million), an increase of $0.58 million, as the Company undertook its annual review of the net realizable value of its investment in film and television programs earlier than in prior years.

Finance Income (Expense)

For Nine Months 2017, the Company recorded net finance expense of $14.05 million versus $15.02 million net finance expense for Nine Months 2016. Nine Months 2017 net finance expense consists of $13.85 million for interest on long-term debt and capital leases (Nine Months 2016-$13.88 million), $0.16 million for finance and bank charges, including interest on the revolving line of credit (Nine Months 2016-$0.41 million), amortization of the debt premium on the Senior Unsecured Notes of $0.09 million (Nine Months 2016-$0.02 million), accretion on the tangible benefit obligation of $0.51 million (Nine Months 2016-$0.63 million), and a foreign exchange loss of $0.44 million (Nine Months 2016-$0.65 million foreign exchange gain), offset by interest income of $0.40 million (Nine Months 2016-$0.26 million) and a gain on the changes in the fair value of the embedded derivatives on the Senior Unsecured Notes of $0.60 million (Nine Months 2016-a loss of $1.00 million).

Adjusted EBITDA

For Nine Months 2017, Adjusted EBITDA was $63.66 million, down $15.20 million or 19% over $78.87 million for Nine Months 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Nine Months 2017 was an expense of $5.58 million (Nine Months 2016-$5.40 million tax expense) made up of $5.86 million expense (Nine Months 2016-$11.54 million expense) for current income tax and deferred income tax recovery of $0.28 million (Nine Months 2016-$6.14 million recovery).

Net Income (Loss) and Comprehensive Income (Loss)

For Nine Months 2017 net income was $14.68 million ($0.11 basic and diluted earnings per share), compared to net income of $29.41 million ($0.24 basic and $0.23 diluted income per share) for Nine Months 2016, a decrease of $14.73 million. For Nine Months 2017, net income adjusted was $16.75 million, or $0.13 adjusted basic and $0.12 adjusted diluted earnings per share, adjusted for identified charges totaling $2.08 million (net of $0.70 million tax effect). Net income adjusted is down 48% as compared to $32.30 million adjusted net income for Nine Months 2016 adjusted for identified charges of $2.89 million (net of $1.24 million tax effect) or $0.26 adjusted basic and diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive income for Nine Months 2017 was $9.23 million, compared to comprehensive income of $20.07 million for Nine Months 2016, or a decrease of $10.84 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended March 31, 2017. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2016 and 2015 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, and on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2017[1]			Fiscal 2016[1]				Fiscal 2015[1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(All numbers are in thousands	31-Dec	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
except per share data)	$	$	$	$	$	$	$	$

Revenue	78,347	78,883	53,834	75,332	84,095	81,480	63,910	71,170

Gross Margin[2]	42,194	42,017	31,184	43,966	50,512	44,287	34,557	37,666

Adjusted EBITDA2 & 3	24,853	23,979	14,831	24,822	32,736	27,759	18,372	22,810

Net Income (Loss)2 & 4	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524	3,696

Adjusted Net Income	8,597	6,347	1,810	489	11,384	12,594	8,321	5,006

Comprehensive Income (Loss)	1,150	5,353	2,728	(4,329)	6,896	9,476	3,694	6,014

Weighted average common shares outstanding (expressed in thousands)
Basic	134,162	134,068	133,788	130,685	125,218	124,734	123,987	123,459
Diluted	135,207	135,170	134,730	130,685	126,218	126,508	126,290	126,147
Diluted for Adjusted Net Income[2]	135,207	135,170	134,730	131,598	126,218	126,508	126,290	126,147

Basic Earnings (Loss) Per Common Share	0.06	0.04	0.01	(0.01)	0.08	0.09	0.06	0.03
Diluted Earnings (Loss) Per Common Share	0.06	0.04	0.01	(0.01)	0.08	0.09	0.06	0.03
Adjusted Basic Earnings Per Common Share[4]	0.06	0.05	0.01	0.00	0.09	0.10	0.07	0.04
Adjusted Diluted Earnings Per Common Share[4]	0.06	0.05	0.01	0.00	0.09	0.10	0.07	0.04

1The financial information for Q3 2017, Q2 2017, Q1 2017, Q4 2016, Q3 2016, Q2 2016, Q1 2016, and Q4 2015 includes the full results for all of the Company’s operations.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted EBITDA for each period can be found in the "Reconciliation of Historical Results to Adjusted EBITDA" section of the MD&A for each respective period.

4Basic adjusted and diluted adjusted earnings per share has been calculated by dividing Adjusted Net Income by the number of weighted average basic and diluted common shares outstanding for each quarter. Adjusted Net Income is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted Net Income” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted Net Income for each period can be found in the "Reconciliation of Historical Results to Adjusted Net Income" section of the MD&A for each respective period.

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Results for the three months ended March 31, 2017 (“Q3 2017”) compared to the three months ended March 31, 2016 (“Q3 2016”)

Revenues

Revenues for Q3 2017 were $78.35 million, down 7% from $84.10 million for Q3 2016 but slightly ahead of expectations. In absolute dollars, the decrease in Q3 2017 was due largely to expected declines, in line with quarterly targets, in DHX Television, consumer products-represented revenues, consumer-products owned, proprietary production and producer and service fees, offset by increases in distribution. Comparatively, Q3 2017 and Q3 2016 include the same assets in terms of prior acquisitions; accordingly, all revenue fluctuations in comparing Q3 2017 to Q3 2016 are organic. A detailed review of each source of revenue is included below.

The Company's Proprietary Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary content revenues: The Company's proprietary content revenue for Q3 2017 was down 8% to $43.19 million from $46.91 million for Q3 2016. Management is seeing continued long-term growth prospects from its strategic priority of investing in content.

Proprietary production revenues: Proprietary production revenues for Q3 2017 were $9.68 million, a decrease of 20% compared to $12.11 million for Q3 2016. For Q3 2017, the Company added 52.0 proprietary half-hours to the library down 17% versus 63.0 proprietary half-hours for Q3 2016. For Q3 2017, the Company added 18.0 half-hours of third party produced titles with distribution rights (Q3 2016 - 74.0 half-hours), a decline of 76%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television. Proprietary production revenue was at the mid-point of Management's previously reported quarterly expectations. See delivery chart below for further details.

12

The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q3 2017 and Q3 2016 was as follows:

		Q3 2017		Q3 2016
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Chuck's Choice	I		12		11
Cloudy With a Chance of Meatballs: The Series	I		10		—
The Deep	I		—		6
Hank Zipzer	III		—		5
Inspector Gadget	II		3		—
Kate & Mim-Mim	II		—		5
Make it Pop!	II		—		8
The Other Kingdom	I		—		13
Slugterra	III		—		1
Supernoobs	I		—		2
Teletubbies	II		15		—
Subtotals		$7.28	40	$9.98	51

Third Party Produced Titles with Distribution Rights
Backstage			15		11
Fangbone			—		7
Gaming Show			—		15
Kuu Kuu Harajuku			3		11
Messy Goes to Okido			—		10
Rainbow Ruby			—		10
Twirlywoos			—		10
Subtotals		$0.00	18	$0.00	74

Total Children's and Family		$7.28	58	$9.98	125

Comedy:

Proprietary
This Hour Has 22 Minutes	XXIII		—		12
This Hour Has 22 Minutes	XXIV		12		—
Total Comedy		$2.40	12	$2.13	12

Total Proprietary		$9.68	52	$12.11	63
Total Third Party Produced Titles with Distribution Rights		—	18	—	74
		$9.68	70	$12.11	137

Distribution and WildBrain revenues: Management is pleased to report strong total distribution revenues of $26.45 million, up 11% from $23.93 million for Q3 2016, driven by very strong growth in WildBrain. At $18.04 million for Q3 2017, distribution revenues excluding WildBrain were down 10% from $19.96 million for Q3 2016, but above the high-end of Management's previously reported quarterly expectations, as the Company experienced consistent demand for content from competing SVOD and other players. For Q3 2017, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with AB Svensk Filmindustri, iQiyi, Netflix, Stan Entertainment, SpiritClips LLC, Viacom, Virgin Media Ltd. Management is very pleased to report that revenues from WildBrain were $8.41 million for Q3 2017, reflecting 112% growth versus Q3 2016 revenues of $3.97 million, and well above the mid-point of Management's previously reported quarterly expectations.

Consumer products-owned revenues (formerly M&L-owned) (including music and royalties): For Q3 2017, the consumer products-owned revenues were $6.92 million, down 34% as compared to $10.43 million for Q3 2016. There is no live tour revenue included in either Q3 2017 or Q3 2016. The Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. Management expects consumer products-owned revenues from Teletubbies to continue to ramp up in Q4 2017 and into Fiscal 2018 as Teletubbies toys are rolled out in the US and other markets. Consumer products-owned revenues were better than expected, above the high-end of Management's previously reported quarterly expectations.

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Producer and service fee revenues: For Q3 2017, the Company earned $16.64 million of producer and service fee revenues, an increase of 18% versus the $14.05 million from Q3 2016, and above the high-end of Management's previously reported quarterly expectations as progress on a number of key service projects began to accelerate as Management green lit more aggressively the Mattel partnership properties. This trade off resulted in higher quarterly revenues but at a different gross margin mix. See Gross Margin analysis below.

New media revenues: For Q3 2017, new media revenues were down $0.30 million or 69% to $0.14 million (Q3 2016-$0.44 million) based primarily on apps and games, and below the low-end of Management's previously reported quarterly expectations.

Television revenues: For Q3 2017, DHX Television revenues were down 13% to $13.64 million from $15.73 million from Q3 2016, and were below the low-end of Management's quarterly expectations as promotion and advertising revenues were off to a slower start than anticipated in the quarter. The decline in the subscriber revenues was expected and has been driven by the negotiated lower rates resulting from the Company's strategic decision to focus the majority of the TV slate on our own proprietary content. The lower than expected promotion and advertising revenue is expected to reverse throughout Q4 2017 and Fiscal 2018 as the Company has stepped up its efforts in this regard after recently getting approval from the CRTC to allow broadcast advertising for the Family Channel. Approximately 95% or $13.01 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 5% or $0.62 million of the total television revenues.

Consumer products-represented revenues (formerly M&L-represented): For Q3 2017, consumer products-represented revenues were, as expected, down $2.54 million, or 34%, to $4.88 million compared to Q3 2016 at $7.42 million, but were at the top-end of Management's previously reported quarterly expectations. Consumer products-represented revenues were driven mainly by the strength of our growing portfolio of represented brands, including Despicable Me and Minions, Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. The Q3 2016 results benefited significantly from the 2016 strength of Despicable Me and Minions brands.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. Overall, Management expects the adoption of the amendments to IAS 38 to have a positive impact on overall gross margins. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and new media & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Q3 2017 was $42.19 million, a decrease in absolute dollars of $8.32 million or 16% compared to $50.51 million for Q3 2016. The overall gross margin for Q3 2017 at 54% of revenue was within Management's previously reported quarterly expectations, albeit towards the low-end of the expected range. At 61%, proprietary content margins were near the high-end of Management's expectations and higher than previous quarters, driven by strong total distribution revenues and the absence of live tour revenues, which carry lower gross margins. As noted above, producer and service revenues for Q3 2017 were higher than anticipated as Management shifted some capacity towards the Mattel partnership properties. This resulted in a gross margin shift due to the production mix. As a result, at 15%, gross margins for producer and service fees were below the low-end of Management's expectations. Producer and service fee revenues included $4.17 million in revenues related to the production of Bob the Builder® and Little People® pursuant to the Company's strategic pact with Mattel. In addition to earning producer and service revenues and gross margins, these shows carry with them significant distribution and consumer products rights, which the Company expects to monetize for multiple years forward. Gross margins for DHX Television, at 61%, were well within Management's expectations, impacted by both lower external content costs and lower revenues when compared to Q3 2016. Gross margin for Q3 2017, including DHX Television, was calculated as revenues of $78.35 million, less direct production costs and expense of investment in film & television programs of $36.15 million and $nil expense of book value of acquired libraries, (Q3 2016-$84.10 million less $33.39 million and less $0.20 million, respectively).

For Q3 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $26.53 million or 61%, net producer and service fee revenue margin of $2.49 million or 15%, television margin was $8.29 million or 61%, and consumer products-represented revenue margin was $4.88 million or 100%.

14

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2017 decreased 2% to $18.82 million compared to $19.30 million for Q3 2016. SG&A includes $1.48 million (Q3 2016-$1.53 million) in non-cash share-based compensation. When adjusted, cash SG&A at $17.34 million was above the high-end of Management's previously reported quarterly expectations, driven by both increased SG&A costs at WildBrain and increased corporate development activities as Management continued to pursue acquisitions.

Amortization

For Q3 2017, amortization was up 10% to $6.97 million (Q3 2016-$6.32 million). For Q3 2017, amortization of P&E was $1.87 million compared with $1.07 million for Q3 2016. Amortization of intangible assets was down 4% to $2.75 million versus$2.87 million for Q3 2016. For Q3 2017, amortization includes amortization of acquired and library content of $2.36 million, which is a direct result of the adoption of the amendment to IAS 38, effective July 1, 2016 on a prospective basis. For Q3 2016, amortization included a portion of the expense of acquired library of $2.38 million. Both the amortization of acquired and library content for Q3 2017 of $2.36 million and the expense of acquired libraries for Q3 2016 of $2.38 million are excluded from the calculation of Adjusted EBITDA as they relate to a combination of acquired and library titles which have minimal ongoing cash costs associated with selling, and are viewed as long-term assets.

Development Expenses and Other Charges and Tangible Benefit Obligation

During Q3 2017, there was $1.30 million recorded for development expenses and other charges (Q3 2016-$1.67 million), of which $nil related to costs associated with the rebranding of DHX Television, $1.12 million for normal course development and costs of acquisitions not completed, and $0.18 million related to severance costs (Q3 2016-$1.30 million, $nil and $0.37 million, respectively).

Write-down of Certain Investments in Film and Television Programs and Acquired and Library Content

During Q3 2017, there was $1.08 million recorded for write-down of certain investments in film and television programs and acquired and library content (Q3 2016-$0.45 million), an increase of $0.63 million, as the Company undertook its annual review of the net realizable value of its investment in film and television programs earlier than in prior years.

Finance Income (Expense)

For Q3 2017, the Company recorded net finance expense of $3.56 million versus $11.81 million net finance expense for Q3 2016. Contributing materially to the increase in net finance expense was a net foreign exchange gain of $2.76 million in Q3 2017, versus a net foreign exchange loss of $6.00 million in Q3 2016. Additionally, Q3 2017 net finance expense consists of $4.70 million for interest costs on long-term debt and capital leases (Q3 2016-$5.37 million), $0.08 million for finance and bank charges including interest on the revolving line of credit (Q3 2016-$0.12 million), accretion on the tangible benefit obligation of $0.11 million (Q3 2016-$0.17 million), amortization of debt premiums of $0.02 million (Q3 2016-$0.01 million), and a loss on the changes in the fair value of the embedded derivatives on the Senior Unsecured Notes of $1.50 million (Q3 2016-a loss of $0.25 million), offset by finance income of $0.10 million (Q3 2016-$0.10 million).

Adjusted EBITDA

For Q3 2017, Adjusted EBITDA was $24.85 million, down $7.88 million or 24% over $32.74 million for Q3 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q3 2017 was an expense of $2.92 million (Q3 2016-$0.76 million tax expense) made up of $2.83 million expense (Q3 2016-$3.70 million expense) for current income tax and deferred income tax expense of $0.09 million (Q3 2016-$2.94 million recovery).

Net Income and Comprehensive Income

For Q3 2017 net income was $7.55 million ($0.06 basic and diluted earnings per share), compared to net income of $10.22 million ($0.08 basic and diluted earnings per share) for Q3 2016, or a decrease of $2.67 million, or 26%. For Q3 2017, net income adjusted was $8.60 million or $0.06 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges of $1.05 million (net of $0.25 million tax effect), as compared to $11.38 million adjusted net income for Q3 2016 adjusted for identified charges of $1.17 million (net of $0.50 million tax effect) or $0.09 adjusted basic and adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A for the definitions of Adjusted Net Income, Basic Adjusted Net Income Per Common Share, and Diluted Adjusted Net Income Per Common Share, as well as the detailed calculation of Adjusted Net Income.

Comprehensive income for Q3 2017 was $1.15 million, compared to comprehensive income of $6.90 million for Q3 2016, or a decrease of $5.75 million, or 83%.

15

Liquidity and Capital Resources	March 31,	June 30,
	2017	2016
	$	$

Key Balance Sheet Amounts and Ratios:
Cash and cash equivalents	49,903	80,446
Long-term assets	475,010	388,914
Working capital	171,874	252,650
Long-term and other liabilities	302,030	304,729
Working capital ratio (1)	1.65	1.97

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(5,920)	2,551	(13,411)	(28,816)
Financing activities	1,516	(11,817)	(2,806)	52,400
Investing activities	(3,658)	(2,074)	(14,309)	(18,100)
Effect of foreign exchange rate changes on cash	(245)	(480)	(17)	350
Net cash inflows (outflows)	(8,307)	(11,820)	(30,543)	5,834

Adjusted Operating Activities (2)	1,773	1,980	44	(4,756)

(1)	Working capital ratio is current assets divided by current liabilities.
(2)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Operating activities	(5,920)	2,551	(13,411)	(28,816)
Proceeds from (repayment of) bank indebtedness	(1,148)	(5,815)	7,493	3,358
Proceeds from (repayment of) interim production financing	7,921	5,244	5,042	20,702
Acquisition costs, net of estimated taxes	920	—	920	—
Adjusted Operating Activities	1,773	1,980	44	(4,756)

Changes in Cash

Cash at March 31, 2017 was $49.90 million, as compared to $58.21 million and $80.45 million at December 31, 2016 and June 30, 2016, respectively.

For nine months ended March 31, 2017, cash flows used in operating activities were $13.41 million. Cash flows from operating activities were impacted by net income of $14.68 million and adding back non-cash items of amortization of P&E, intangible assets, acquired and library content, unrealized foreign exchange loss, finance fee expenses, write-down of certain investment in film and television programs, amortization of debt premium, tangible benefit related accretion expense, share-based compensation, of $4.13 million, $8.37 million, $8.18 million, $4.52 million, $1.20 million, $1.53 million, $0.09 million, $0.51 million, and $4.37 million, respectively. Cash flows used in operating activities were for $0.60 million movement in fair value of the embedded derivatives, $0.28 million for deferred income tax recovery, and $29.23 million for net change in non-cash balances related to operations, which includes an outflow of $3.00 million in tangible benefit obligation payments made during the period, and $30.88 million for net change investment in film and television programs.

16

The net cash outflow from operations for Nine Months 2017 has been directly impacted by the Company continuing with its production slate at a time when demand for content is robust, specifically, the Company’s productions in progress was $26.1 million at March 31, 2017 (refer to note 6 to the unaudited interim condensed consolidated financial statements for the period ended March 31, 2017), compared to $25.1 million at June 30 2016. Productions in progress, are investments in productions in progress, but not yet delivered, including, but not limited to Teletubbies - season 2, Cloudy With a Chance of Meatballs - season 1, Inspector Gadget - season 2, Supernoobs - season 2, Chuck’s Choice - season 1, and Massive Monster Mayhem - season 1.  The majority of these proprietary productions are expected to be delivered and the use of working capital to continue to reverse during the remainder of Fiscal 2017 and early Fiscal 2018.

As previously indicated, the Company had a robust proprietary production pipeline for Fiscal 2017, and accordingly, expects to make a net investment in film and television programs, net of amortization of acquired and library content of an estimated $15-25 million for Fiscal 2017, and a smaller, temporary investment of working capital into production. The Company expects this trend to begin to reverse in Q4 2017 and more significantly in Fiscal 2018 as proprietary production levels are expected to grow at a more moderate pace going forward.

The Company expects to continue to benefit from its advantageous proprietary production funding model, but the production of content requires capital. Typically, approximately 60 - 80% of proprietary production revenue is collected within 12 months of delivery. The majority of proprietary production costs are incurred during production, while cost reductions (i.e. government assistance) are received within 6 - 18 months of delivery, accordingly, proprietary production requires working capital. A description of the Company’s advantageous proprietary production funding model is further described on page 13 of the Company’s Annual Information Form for the year ended June 30, 2016.

For nine months ended March 31, 2017, cash flows used in financing activities were $2.81 million. Cash flows used in financing activities resulted from dividends paid of $6.55 million and repayments on long term debt of $9.05 million. Cash flows from financing activities were provided by proceeds from interim production financing of $5.04 million, employee share purchase plan and options proceeds of $0.26 million, and proceeds from incremental bank indebtedness of $7.49 million.

For nine months ended March 31, 2017, cash flows used in investing activities were $2.12 million for business acquisitions, net of cash acquired, $9.91 million for acquisitions of P&E, including costs associated with the new Vancouver studio, and $2.28 million for acquisition of and cost of generating intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital decreased by $80.78 million as at March 31, 2017 versus June 30, 2016, impacted by a transfer of $94.74 million which is a result of the Company’s adoption of the amendment to IAS 38.  Upon adoption of the amendment to IAS 38, the Company transferred $94.74 million of investments in film and television programs previously treated as a current inventory asset to a long term intangible asset on the balance sheet.  This transfer of assets upon adoption of the amendment to IAS 38 has absolutely no impact on the operations or liquidity position of the Company.

Based on the Company’s current revenue expectations for Fiscal 2017, which are based on contracted and expected production, distribution, consumer products, broadcasting, and other revenue, the Company believes cash generated from operations will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $171.87 million is sufficient to execute its current and future business plans.

Senior Unsecured Notes

On December 2, 2014, the Company completed an issuance (the “Initial Issuance”), via private placement, of senior unsecured notes ("Senior Unsecured Notes") due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's senior secured credit agreement (the "Amended Senior Secured Credit Agreement"), with $18,000 being repaid on the revolving facility (the "Amended Revolving Facility") and $151,760 being repaid on the term facility (the "Amended Term Facility").

On May 13, 2016, the Company completed a subsequent issuance (the “Additional Issuance”), via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at March 31, 2017, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2016 - $225,000).

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The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their estimated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their estimated fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Senior Unsecured Notes contain non-financial covenants and customary events of default clauses. As of March 31, 2017, the Company was in compliance with the covenants under the Senior Unsecured Notes.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into the Amended Senior Secured Credit Agreement with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement originally provided for the Amended Revolving Facility of up to $30,000 and the Amended Term Facility of up to $235,000, maturing on July 31, 2019.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Effective November 13, 2014 and commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

During Fiscal 2015 and in conjunction with the Initial Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014 and commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US $20,000.

During Fiscal 2016 and in conjunction with the Additional Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized, a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

As at March 31, 2017, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$27,889 (June 30, 2016 - US$30,998); the remainder of the Amended Term Facility is payable in Canadian dollars.

Pursuant to the Amended Senior Secured Credit Agreement, the Company must maintain its Leverage Ratio at less than 3.50 times.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd. At March 31, 2017, the Company had $9.7 million available on this facility.

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Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties, and broadcast operations.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at March 31, 2017, pursuant to the amended Senior Secured Credit Agreement, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production related cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	March 31, 2017
Leverage Ratio	< 3.5x	2.79
Fixed Charge Ratio	> 1.5x	2.88

As of March 31, 2017, the Company is in compliance with these ratios.

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Contractual Obligations5

As of March 31, 2017
Payments Due by Period (All amounts are in thousands)	Total	Fiscal 2017	Fiscal 2018- 2019	Fiscal 2020- 2021	After Fiscal 2022
	$	$	$	$	$

Bank indebtedness	7,493	7,493	—	—	—
Capital lease for equipment (principal and interest)(1)	9,421	1,182	5,591	2,243	405
Other liabilities (not discounted)(2)	10,230	—	5,283	4,947	—
Long-term debt payments (principal and interest) (3)	355,432	6,334	49,867	68,618	230,613
Operating leases (4)	67,462	2,584	17,920	13,825	33,133

Total Contractual Obligations	450,038	17,593	78,661	89,633	264,151

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from April 2017 to February 2019. Principal balances are included in note 8 to the unaudited interim condensed consolidated financial statements for the nine months ended March 31, 2017.
(2)	Other liabilities include the tangible benefit obligation per DHX Television acquisition and other contractual liabilities, excluding the current portion which is included in accounts payable and accrued liabilities.
(3)	See note 8(c) to the unaudited interim condensed consolidated financial statements for nine months ended March 31, 2017 for details.
(4)	Pursuant to operating leases. See note 14 to the unaudited interim condensed consolidated financial statements for the nine months ended March 31, 2017 for details.
(5)	In addition to the totals above, the Company has interim production financing owing in the amount of $97.05 million (see note 8b to the unaudited interim condensed consolidated financial statements for the nine months ended March 31, 2017 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totalling $29.9 million.

Outlook

The Company’s March 31, 2017 balance sheet remains strong with approximately $49.9 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 12,500 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production, television, and distribution streams and emerging distribution including digital, music and consumer products opportunities.

DHX Media's strategy has been to capitalize on the growing demand for children and family content in today's on-demand environment with the goal of delivering profitable growth through multiple revenue streams. Our strategy continues to be guided by the three core imperatives of: (1) creating engaging kids' content; (2) distributing our content worldwide across all media platforms, and now specifically WildBrain; and (3) leveraging high-profile global brands with increased merchandising and licensing and other ancillary potential.

Consistent with these imperatives, Management is reiterating the following initiatives for fiscal 2017:

Strategic Priorities	F2017

Expand content library	Add approximately 150-225 half-hours of proprietary titles organically and through acquisition of third party titles.

Grow global distribution	Target distribution revenue (excluding WildBrain) growth of 2-5%.

Grow views and watch times on WildBrain’s network and revenue growth of 75-100%.

Build out new brands	Rollout new Teletubbies series and consumer product programs into new territories.

Continue to add new distribution and merchandise and licensing deals for Teletubbies.

Advance development and production of new brands with consumer products potential.

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Management’s Annual Financial Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or management's conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and consumer products-owned, Management's low-end estimate is based on the Company's existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals not yet contracted. Management's Annual Financial Targets included in this section has been prepared by, and is the responsibility of, the Company's Management. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to Management's Annual Financial Targets; and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to this financial information.

Management is pleased to provide the following update to its previously provided Annual Financial Targets.

Revenues

Management is pleased to reaffirm its overall annual revenue target. The following is an updated breakdown by revenue category:

•	For proprietary production revenue: $38.5-40.5 million.*

•	For distribution revenues, digital and traditional distribution revenue, and WildBrain: $68-72 million and $33.5-36.5 million, respectively.

•	For consumer products-owned (formerly M&L-owned), including music, royalty, and live tour revenue: $25.5-28.5 million.

•	For other revenue, including new media: $1.5 million.

•	For producer and service fee revenues: $58.5-61.5 million.*

•	For consumer products-represented (formerly M&L-represented): $21-24 million.

•	For DHX Television: $58.5-60.5 million.

Approximately 90% of Management's Q4 2017 target revenues are either already completed and recorded, contracted and scheduled, and/or presently under negotiation. Management has visibility on the remaining 10% of Q4 2017 target revenues.

Gross Margins

As a result of the adoption of the amendment to IAS 38 and as noted above, Management expects increased fluctuations in percentage gross margins from period to period. Management expects Q4 2017 gross margins across its various revenue categories to range as follows:

Proprietary Content, including proprietary production, distribution, WildBrain, consumer products-owned (formerly M&L-owned) and new media: 56-65%.

Production Service: 20-35%.

DHX Television: 60-65%.

Consumer products-represented: 100%.

Operating Expenses (Income)

For Q4 2017, DHX expects cash SG&A to range from $16-17 million.

*The shift from proprietary production revenue to production service revenue is a direct result of Management's decision to allocate studio capacity to the Mattel partnership properties.

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

Recent Transactions

DHX Media/Mattel Strategic Pacts

During Fiscal 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc. ("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand management and consumer products. Management expects the Mattel agreement to be accretive to results for Fiscal 2017 and beyond.

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On April 19, 2016, the Company announced it had expanded its relationship with Mattel, Inc. by entering into a long-term licensing agreement for certain rights to the Rainbow Magic publishing property from Mattel. The licensing agreement establishes a framework for DHX to produce and distribute a range of new, multi-platform content inspired by the Rainbow Magic publishing property, while Mattel will oversee global brand management and global toy rights. Rainbow Magic is a much-loved publishing property that has captured the attention of young readers around the world since 2003. With hundreds of titles published to date, Rainbow Magic has reached millions of readers worldwide in more than 30 languages. Rainbow Magic follows the exciting adventures of two young girls, Rachel and Kirsty, and their magical friends in Fairyland. Rainbow Magic is currently published by Orchard and Scholastic in Europe and the USA respectively.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Fiscal 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

DHX Media/Iconix Brand Group co-Production and Licensing Deals

During Fiscal 2016, the Company announced it had entered into a long-term agreement to co-develop and co-produce a new animated series based on Strawberry Shortcake. The new content will be produced and distributed globally by DHX, while Iconix will handle the worldwide merchandising and licensing for the brand, with both DHX and Iconix participating in all revenue streams. Additionally, and in a separate agreement, DHX became the exclusive global distributor for the Strawberry Shortcake back catalogue, adding 108 half-hours to DHX's distribution library.

Acquisition of Kiddyzuzaa

On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel with approximately 1.5 million subscribers, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,122) paid at closing, with an additional payment of £GBP202 ($336) due on the first anniversary of closing and a final payment of £GBP202 ($336) due on the second anniversary of closing; and

•	A performance based earn-out of up to £GBP322 ($536) based on total commercial exploitation over a two year period following closing.

Kiddyzuzaa operates a children's and family focused YouTube channel which garnered an average of 68 million views per month in 2016. Kiddyzuzaa will add to WildBrain's growing size and scale.

Acquisition of Peanuts and Strawberry Shortcake

Subsequent to March 31, 2017, the Company signed definitive agreements (the “Agreements”) to acquire an 80% interest in Peanuts Holdings LLC (“Peanuts”) and a 100% interest in IBG Borrower LLC (“Strawberry Shortcake”) for a total purchase price of US$345 million (collectively the “Acquisition”). The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz. The total purchase price will be paid through a combination of a new debt financing facility, a convertible debenture and cash on hand. Commensurate with signing the Agreements, the Company entered into a commitment agreement with a syndicate of banks to provide a fully underwritten debt financing facility (the “Debt Facility”), comprised of a US$30 million revolver and up to US$585 million in term facilities (the “Committed Term Facilities”) (approximately US$510 million drawn on closing of the Acquisition). Additionally, and also commensurate with signing the Agreements, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) to issue, on a bought deal private placement basis (the “Convertible Offering”), up to 100,000 subscription receipts (the “Subscription Receipts”), at a price of CAD$1,000 per Subscription Receipt, for aggregate gross proceeds of CAD$100 million to be used to reduce the amount of the Committed Term Facilities immediately prior to closing of the Acquisition. The proceeds of the Subscription Receipts will be held in escrow and released to the Company upon closing of the Acquisition. Each Subscription Receipt will entitle the holder thereof to receive, upon satisfaction or waiver of all conditions precedent to closing of the Acquisition, for no additional consideration and subject to adjustment, one special warrant that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire one 5.875% senior unsecured convertible debenture (each, a “Convertible Debenture”) of the Company. Each Convertible Debenture shall be convertible into common shares of the Company at a price of CAD$8.00 per common share, subject to adjustment in certain events. The Company has also granted the Underwriters an option exercisable up to the day prior to closing of the Convertible Offering to purchase an additional 15,000 Subscription Receipts (the “Options Receipts”) on the same terms and subject to the same conditions as the Subscription Receipts. If the Underwriters exercise their option to purchase the Option Receipts, aggregate gross proceeds of the Convertible Offering will be CAD$115 million. As noted above, the proceeds of the Convertible Offering will be used to reduce the amount of the Committed Term Facilities immediately prior to closing of the Acquisition.

The closing of the Acquisition, the Debt Facility and the Convertible Offering will refinance substantially all of the Company’s current indebtedness, except the Company’s interim production financing and finance leases.

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Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Please see section entitled "Adoption of Amendment to International Accounting Standard 38 ("IAS 38") of this MD&A for additional details.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash and cash equivalents, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk for cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents, amounts receivable, and long-term amounts receivable, approximates the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable and long-term amounts receivable are mainly with Canadian broadcasters, large international broadcasters and distribution companies, and large international digital platform providers. Management manages credit risk by regularly reviewing aged accounts receivables and performing rigorous credit analysis. The Company has booked an allowance for doubtful accounts of approximately 7% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents bear interest at floating rates. A 1% fluctuation would have an approximate $1.00-2.00 million effect on annual net income before income taxes.

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Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at March 31, 2017 the Company had cash and cash equivalents on hand of $49.90 million (June 30, 2016 - $80.45 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At March 31, 2017, the Company revalued its financial instruments denominated in a foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have an approximate $1.0-2.0 million annual effect on net income before income taxes.

Risk Assessment

The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2016 Annual MD&A and the Company's most recent Annual Information Form, filed September 28, 2016, on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

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The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 28, 2016, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2016, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the nine months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted Net Income, Basic Adjusted Net Income Per Common Share, Diluted Adjusted Net Income Per Common Share, Gross Margin, and Adjusted Operating Activities.

“Adjusted EBITDA” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, earnings (loss) before interest, taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Prior to Q1 2017, Adjusted EBITDA was defined as earnings (loss) before interest, taxes, amortization, share-based compensation expense, finance expense (income), development expense, impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization previously included amortization of property & equipment, expense of acquired libraries, and intangible assets. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Adjusted EBITDA differs from prior periods as a result of the adoption of the amendment to IAS 38. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

"Basic Adjusted Net Income Per Common Share" and "Diluted Adjusted Net Income Per Common Share" are calculated by dividing Adjusted Net Income by Basic weighted average common shares outstanding and diluted weighted average common shares outstanding, respectively.

“Gross Margin” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, revenue less direct production costs and new media costs, expense of film and television programs, and expense of film and broadcasting rights for broadcasting (per the financial statements). Prior to Q1 2017, Gross Margin was defined as revenue less direct production costs and new media costs, expense of film and television programs, expense of film and broadcasting rights for broadcasting, expense of acquired library (per the financial statements), and plus the portion of the expense of acquired library that related to the amortization of the purchase accounting bump to fair value for all acquired libraries as detailed in footnote 3 of the accompanying Reconciliation of Historical Results of Adjusted EBITDA. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Gross Margin differs from prior periods as a result of the adoption of the amendment to IAS 38. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

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“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2017 and 2016 of the Company found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Nine Months	Nine Months
	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 - 2016[1]	Q3 - 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	2017[1]	2016[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Net income (loss) for the period	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524	3,696	14,678	29,414
Provision for (recovery of) income taxes	2,913	2,039	627	(274)	756	3,272	1,367	(566)	5,579	5,395
Interest expense, net[2]	4,682	4,639	4,292	5,290	5,380	4,343	4,304	4,968	13,613	14,027
Amortization[3]	4,619	4,059	3,825	7,878	6,315	7,897	5,314	5,967	12,503	19,526
Amortization of acquired and library content[4]	2,355	2,526	3,301	—	—	—	—	—	8,182	—
Share-based compensation expense	1,479	1,601	1,290	1,545	1,528	1,817	1,091	1,165	4,370	4,436
Finance expense (excluding interest), net[2]	(1,130)	2,067	(502)	9,501	6,421	(3,057)	(2,367)	4,229	435	997
Acquisition costs	—	—	—	—	—	—	—	150	—	—
Write-down of certain investment in film and television	1,081	447	—	800	450	500	—	1,282	1,528	950
Development and other expense[5]	1,303	846	626	1,828	1,667	1,316	1,139	1,919	2,775	4,122
Adjusted EBITDA[1]	24,853	23,979	14,831	24,822	32,736	27,759	18,372	22,810	63,663	78,867
Selling, general and administrative, net of share-based compensation expense	17,341	18,039	16,353	19,144	17,776	16,528	16,185	14,856	51,733	50,489
Gross Margin[1]	42,194	42,018	31,184	43,966	50,512	44,287	34,557	37,666	115,396	129,356

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and for the periods prior to Q1 2017 the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q3 2017-$4.62 million and $nil, respectively; Q2 2107-$4.06 million and $nil, respectively; Q1 2017-$3.83 million and $nil, respectively; Q4 2016-$3.91 million and $3.97 million, respectively; Q3 2016-$3.94 million and $2.38 million, respectively; Q2 2016-$3.46 million and $4.44 million, respectively; Q1 2016-$3.22 million and $2.10 million, respectively; and Q4 2015-$3.18 million and $2.80 million, respectively.

4Commensurate with the adoption of the amendment to IAS 38 in Q1 2017, amortization of acquired and library content has been included in the calculation of Adjusted EBITDA on a prospective basis.

5Development and other expenses for Q3 2017 tie directly to the financial statements and includes costs related to the rebranding of DHX television of $nil, severance and integration costs of $0.18 million, development costs and costs of acquisitions not completed of $1.12 million, and costs related to a withdrawn equity offering of $nil (Q2 2017-$0.14 million, $0.71 million, $nil and $nil, respectively; Q1 2017-$0.52 million, $0.11 million, $nil, and $nil, respectively; Q4 2016 - $nil, $0.38 million, $1.45 million, $nil, respectively; Q3 2016 - $1.30 million, $0.37 million, $nil and $nil, respectively; Q2 2016 - $1.32 million, $nil, $nil, and $nil, respectively; Q1 2016 - $0.74 million, $0.40 million, $nil, and $nil, respectively; Q4 2015 - $nil, $1.14 million, $0.28 million and $0.50 million, respectively).

.

27

Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Nine Months	Nine Months
	Q3 2017[1]	Q2 2017[1]	Q1 2017[1]	Q4 - 2016[1]	Q3 – 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	2017[1]	2016[1]
	(000)	(000)	(000)	(000)	(000)	(000)	(000)	(000)	(000)	(000)
Net income (loss) for the period	7,551	5,755	1,372	(1,746)	10,219	11,671	7,524	3,696	14,678	29,414

Acquisition costs, net of estimated tax effect	—	—	—	—	—	—	—	129	—	—
TV Rebranding costs, net of estimated tax effect[2]		98	362	—	906	923	516	—	460	2,345
Severance costs, lease termination and other, net of estimated tax effect[2]	126	494	76	265	259	—	281	821	696	540
Proposed equity offering costs, net of estimated tax effect[2]	—	—	—	—	—	—	—	360	—	—
Development expenses and acquisition costs not completed[2]	920	—	—	1,015	—	—	—	—	920	—
Debt extinguishment charge	—	—	—	955	—	—	—	—	—	—
Adjusted net income[1]	8,597	6,347	1,810	489	11,384	12,594	8,321	5,006	16,754	32,299

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Included in Development expenses and other.

28

DHX MEDIA LTD.

Q3 2017

Supplemental Information

29

I. Summary of securities issued and options granted during the nine months ended March 31, 2017 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

		Value
	Number of Common Shares	$
Balance at June 30, 2016	133,774,729	302,828

Shares issued as part of employee share purchase plan	7,028	50
Options exercised	10,000	46

Balance at September 30, 2016	133,791,757	302,924

Shares issued as part of employee share purchase plan	7,752	53
Options exercised	50,000	103
Dividends reinvested	75,708	492

Balance at December 31, 2016	133,925,217	303,572

Shares issued as part of employee share purchase plan	7,933	51
Dividends reinvested	62,587	325

Balance at March 31, 2107	133,995,737	303,948

Options	Number of Options	Weighted-average exercise price

Balance at June 30, 2016	7,137,125	$6.93
Options exercised	(10,000)	$3.31

Balance at September 30, 2016	7,127,125	$6.94

Options exercised	(50,000)	$1.42
Options granted	1,342,400	$7.02

Balance at December 31, 2016	8,419,525	$6.98

Options granted	400,000	$6.08

Balance at March 31, 2017	8,819,525	$6.94

Performance Share Units ("PSUs)	Number of PSUs	Weighted-average share price at grant date $

Balance at June 30, 2016 and September 30, 2016	—	—
PSUs granted	452,992	$7.02

Balance at December 31, 2016	452,992	$7.02

PSUs granted	2,487	$7.02

Balance at March 31, 2017	455,479	$7.02

b.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

30

2.	Shares outstanding and recorded value

133,995,737 common shares at a recorded value of 303,948, comprised of 106,284,614 common voting shares and 27,711,123 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

3.	Description of options

See note 12(d) of the audited consolidated financial statements for the year ended June 30, 2016.

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II.	Directors and officers as at March 31, 2017

Directors
Elizabeth Beale (2) (4) (5)	Director
David Colville (2) (3)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell (1) (3)	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Chair of Production Finance Committee, Director
Donald Wright (2) (3) (4) (5)	Lead Director of DHX, Chair of the Audit Committee, Chair of the Corporate Finance Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee
(5)	Member of the Corporate Finance Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Strategy and Corporate Development

32